

July 20, 2011

Via E-mail
H. Matthew Chambers
Chief Executive Officer
Confederate Motors, Inc.
2222 5th Avenue South
Birmingham, AL 35233

> **Re:** **Confederate Motors, Inc.**
> **Form 10-K/A for the year ended December 31, 2010**
> **Filed July 15, 2011**
> **File No. 000-52500**

Dear Mr. Chambers:

We have reviewed your responses to the comments in our letter dated June 22, 2011 and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the year ended December 31, 2010

Our C3 Hellcat Motorcycle Line in Development, page 5

1. We note your disclosure on page 5 regarding the "strategic alliance between S&S Cycle and Confederate." Please confirm that you will file this agreement as an exhibit to your next Exchange Act report. In addition, please confirm that you will disclose the material terms of your agreement with S&S Cycle in your next Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at 202-551-3666 or me at 202-551-3211 with any questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief